United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature

VALE signs a MOU with JFE and Dongkuk
Rio de Janeiro, April 8, 2008 — Companhia Vale do Rio Doce (VALE) signed a memorandum of understanding (MOU) with JFE Steel Corporation, a large Japanese steelmaker, and Dongkuk Steel Mill Co., one of the largest steel producers in South Korea, to conduct a feasibility study to analyze the construction of a steel slab plant in the Industrial District of Pecém, in the Brazilian State of Ceará.
The original project announced by VALE and Dongkuk on November 20, 2007 contemplated an initial production capacity of 2.5 million tons per year with the possibility to be expanded to 5 million tons per year.
This MOU opens the possibility for JFE Steel Corporation to participate in an enlarged project. The feasibility study is expected to be completed in the coming months and the project will now encompass the construction of a steel slab plant with an initial annual production capacity of 5 to 6 million tons per year.
In case JFE considers the project feasible, it will be implemented together with VALE and Dongkuk, being JFE the majority shareholder. Otherwise, the project will continue to be conducted by VALE and Dongkuk, as previously announced.
This initiative is consistent with VALE’s strategy of attracting new investments to the steel industry in Brazil through minority stakes, thereby increasing iron ore consumption in the country.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 8, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations